UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COMMUNIQUÉ – EMBRAER 2013 OUTLOOK

São José dos Campos, February 4, 2013 – Embraer is releasing its 2013 Outlook to the investment community.

2012 HIGHLIGHTS

As previously announced to the market, in 2012 Embraer delivered a total of 106 commercial jets and 99 executive jets, including 77 light jets and 22 large jets, accomplishing its 2012 delivery Outlook. The Company ended 2012 with a USD 12.5 billion backlog. Earnings results for the 4th Quarter and Fiscal Year 2012 will be released on March 22, 2013, followed by a conference call on March 25.

2013 OUTLOOK

In 2013, Embraer expects to deliver 90 to 95 commercial jets, 80 to 90 light executive jets and 25 to 30 large executive jets. Therefore, the Company expects to achieve total Net Revenues between USD 5.9 and USD 6.4 billion. The approximate revenue contribution from each business segment should be: Commercial Aviation: 52%; Executive Aviation: 25%; Defense and Security: 21%; and Other Business: 2%.

Net Revenues	USD 5.9 - 6.4 Billion
Commercial Aviation	USD 3.20 - 3.35 Billion
Executive Aviation	USD 1.40 - 1.60 Billion
Defense and Security	USD 1.25 - 1.35 Billion
Other Business	USD 50 - 100 Million

The Company expects to achieve an EBIT margin between 9.0% and 9.5% (from USD 530 to USD 610 million), and therefore the EBITDA margin is expected to stay between 13.0% and 14.0% (from USD 770 to USD 900 million).

Total 2013 Investment is expected to be USD 580 million, of which Research will represent USD 100 million, Product Development USD 300 million and CAPEX USD 180 million.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

press@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

EBIT	USD 530 - 610 Million
EBIT Margin	9.0% - 9.5%

EBITDA	USD 770 - 900 Million
EBITDA Margin	13.0% - 14.0%

Investments	USD 580 Million
Research	USD 100 Million
Product Development	USD 300 Million
CAPEX	USD 180 Million

This Outlook is based on assumptions which are subject to various factors, many of which are not and will not be under the control of the Company.

Embraer will host a conference call tomorrow, February 5, at 8:30AM EST (11:30AM SP), to discuss the 2013 Outlook, the details of which are provided below.

CONFERENCE CALL INFORMATION

The conference call will be broadcast live over the web at http://ri.embraer.com.br.

Telephones:

•	Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

•	Operator Assisted International Dial-In Number: (+1 708) 290-0687

•	Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 8322038

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Cláudio Massuda, Juliana Villarinho and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

press@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

press@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer